Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following presentation was presented on an analyst call held on December 16, 2004 announcing the merger transaction.

Merger Announcement

Forward-Looking Statement This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec's results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec's and VERITAS' most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement. Forward-Looking Statement

Where to Find Additional Information Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS' proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above. Additional Information

Corporate Vision: Information Integrity Vision Understand Act Control Information Integrity Leading Provider of Security Software Leading Provider of Storage Software + =

Addresses customers' desire to reduce the complexity of their IT infrastructure and consolidate suppliers Broadens product portfolio across heterogeneous platforms and across all tiers of the IT infrastructure Significantly expands total market opportunity from $35 billion to $56 billion in 2007, according to IDC Creates the 4th largest software company in the world Fastest growing large software company Leadership in information security and storage software Complementary go-to-market models drive revenue and global reach Industry veterans, experienced in acquisition integration Leadership Products Opportunities Strategic Rationale Strategic Rationale Management Market Size Customers

Symantec Enterprise Vision Information Integrity Security Availability Customers

Chief Information Officer: Today's Challenges Customers Reduce Risk in Managing Information Security Availability Reduce Complexity Heterogeneous environment Number of Suppliers Reduce Costs Hardware Labor

Reduce Risk in Managing Information Security Availability Reduce Complexity Heterogeneity Fewer Suppliers Reduce Costs Hardware Labor Symantec & VERITAS Address CIO Challenges Products Storage and Server Virtualization Storage and Server Management Backup, Archiving, Replication, Clustering, Performance Heterogeneous Software Policy Compliance, Vulnerability Mgmt, User Provisioning Single Supplier

1) Source: IDC, 2004. 2) Security Services includes data for U.S. Consulting, Management Services and Education and Training market segments. 3) DBMS Management Software includes data for Data Movement and Replication and Data Management Facilities market segments. Expanding Market Opportunity - 12% CAGR Security Software Sys & Nwk Mgmt Security Services Security Appliances Storage Software Clustering DBMS Mgmt $35B $56B Market Size

Fastest Growing Software Company Over $3 Billion Symantec/VERITAS SAP Microsoft Oracle/Peoplesoft 18 10 7 7 7% 7% 10% 18% Year-Over-Year Estimated Growth Rates Source: IBES Median Revenue and Company Estimates Leadership

Symantec/VERITAS CA BMC 5 4 2 Category Leader $2B $4B $5B Estimated Revenue - 4 Quarters ending 3/06 Leadership Source: Forward IBES Median Revenue and Company Estimates

Technology Leadership VRTS EMC HP NetApp HDS Other storage mgmt 31.4 24.2 15.1 5.3 3.3 20.6 VRTS IBM CA EMC-LGTO HP Other backup & recovery 36.6 22.2 10.8 6.9 4.7 18.8 VRTS EMC IBM CA HP Other East 26.1 20.9 14.2 7.4 4.8 4.6 Storage Software Backup & Recovery Storage Management SYMC ISS BINDVIEW NETIQ FOUNDSTONE CA Patchlink IBM OTHER vuln mgmt 18.1 12.9 12.8 8 2.7 2.5 2.2 2.1 38.7 SYMC MFE TMIC CA SOPHOS Other SCM 33.2 16.7 11.7 3.6 3.1 31.7 SUMC MFE CA CHKP TMIC Other security 16.1 7 5.5 4.9 4.8 61.1 Vulnerability Mgmt & Policy Compliance Secure Content Mgmt Security Software Leadership Source: Gartner, IDC

Opportunities Distribution Consumer and Small Medium Enterprise Leverage Symantec brand presence in the channel Enterprises Leverage VERITAS' account presence in Fortune 500 Products Resilient Infrastructure Threat detection through improved application service levels Email Management Spam filtering through email archiving Regulatory Compliance Automated email retrieval of information during legal discovery Opportunities

Transaction Summary and Financials

Approximately $13.5 billion All stock transaction Fixed exchange ratio of 1.1242 shares of Symantec for each VERITAS share Symantec shareholders will own approx. 60% of the combined company VERITAS shareholders will own approx. 40% of the combined company Deal announced on December 16, 2004 The transaction is expected to close second calendar quarter 2005 Symantec and VERITAS shareholder approval Regulatory approvals Other customary approvals Transaction Details Timeline Transaction Summary Transaction Summary Closing Conditions

The combined company will maintain the Symantec name Continue to trade on NASDAQ under the ticker "SYMC" John Thompson will be CEO of the combined company Gary Bloom will be responsible for sales, services and corporate development John Schwarz will be responsible for product development and engineering Greg Myers will be CFO of the combined company Ed Gillis will be responsible for integration 10 directors will comprise the board - 6 from Symantec, 4 from VERITAS Headquarters in Cupertino, CA Operations in more than 40 countries Employee count of approximately 13,000 Transaction Summary continued Transaction Summary Branding Leadership Board of Directors Operations

Financial Performance: Trailing Twelve Month P&L ending 9/30/04 Historical Financials Revenue $2,225 M $1,969 M Gross Profit $1,877 M $1,668 M Gross Margin 84.4% 84.7% Operating Income $737 M $552 M Operating Margin 33.1% 28.0% Non-GAAP Net Income* $519 M $390 M *Non-GAAP Net Income excludes expenses from the amortization of other intangibles from acquisitions, acquired in-process research and development, restructuring charges, and patent settlement charges as well as related income tax benefits. Reconciliation of GAAP to non-GAAP can be found on each company's investor relations website.

Financial Performance: Balance Sheet as of 9/30/04 Historical Financials Cash $2,545 M $2,539 M Deferred Revenue $1,153 M $418 M Debt $600 M $901 M DSO 48 38 Headcount 5,873 7,423

Consumer Enterprise Revenue 0.28 0.72 United States EMEA Asia / ROW Revenue 0.528 0.3075 0.164 Revenue Mix: Quarter ended 9/30/04 Historical Financials Combined Revenue by Customer Mix Combined Revenue by Geography Consumer Enterprise Asia/ROW United States EMEA

FY06 Guidance Revenue expectation of $5 billion Operating expenses expected to be 55% of revenue Cost synergies of $100 million $13 million should be realized in 1Q06, increasing through the year Excluding the impact of the deferred revenue write-down, non-GAAP EPS is expected to be $0.99 Including the impact of the deferred revenue write-down, non-GAAP EPS is expected to be $0.83 We expect the transaction to be accretive within the first full year of operations Guidance

Why is this a Good Deal? 4th Largest Software Company in The World Breadth and Depth: technology leader in infrastructure management Fastest growing large software company $35B market opportunity going to $56B Broad Coverage Model Global Reach: consumer to enterprise Channel Presence: volume distribution to global system integrators Solving the CIO's Biggest Problems Reduce risk and complexity of managing their IT infrastructure Will provide heterogeneous solutions from a single source Strong Financials Solid balance sheet Strong cash flow generation Experienced Management Team Industry veterans experienced in acquisition integration Investment Merits

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